Exhibit 99.2

WARRANT

THIS WARRANT (this “Agreement”), dated as of April 1, 2024, is by and between Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability, with registration No. 372207, whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company”), and OSN Streaming Limited, an exempted company incorporated in the Cayman Islands with incorporation number 404857 (the “Holder”).

WHEREAS, the Company currently has 10,872,800 issued and outstanding warrants (the “Public Warrants”), which were issued pursuant to that certain Warrant Agreement (the “Public Warrant Agreement”), dated August 6, 2020, by and between the Company (as successor to Vistas Media Acquisition Company Inc. “VMAC”) and Continental Stock Transfer & Trust Company (“Continental”) (as amended by that certain Assignment, Assumption and Amendment Agreement (Warrant Agreement), dated February 3, 2022, by and among VMAC, the Company and Continental), with each such warrant entitling the holder thereof to purchase one ordinary share of the Company, par value US$0.0001 per share (“Common Stock”), for $11.50 per share, subject to adjustment as described therein;

WHEREAS, the Company currently has 29,709,641 issued and outstanding shares of Common Stock;

WHEREAS, the Company has previously entered into that certain Transaction Agreement, dated as of November 21, 2023, by and between the Company and the Holder (the “Transaction Agreement”), pursuant to which the Holder is entitled to purchase a number of warrants in the Company that will each entitle the Holder to purchase one share of Common Stock for $11.50 per share that is sufficient to enable Holder upon exercise of such warrants to maintain a percentage ownership of the Fully Diluted Outstanding Shares (as defined in the Transaction Agreement) equal to Holder’s percentage ownership of the Fully Diluted Outstanding Shares immediately following the closing of the transaction therein (the “OSN Warrants”);

WHEREAS, in connection with the Transaction Agreement and simultaneously with the closing of the transactions contemplated thereunder, the Company entered into a Warrant Purchase Agreement, dated as of April 1, 2024 with the Holder, pursuant to which the Holder agreed to purchase an aggregate of 13,426,246 warrants at the purchase price of $0.0764 per warrant;

WHEREAS, the Company desires to provide for the provisions of the OSN Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company and the Holder; and

WHEREAS, all acts and things have been done and performed which are necessary to make the OSN Warrants, when executed by the Company and countersigned by the Holder, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. OSN Warrants.

1.1 Registration.

1.1.1 Warrant Register. The Company shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the OSN Warrants. Upon the initial issuance of the OSN Warrants on the date hereof, the Company shall issue and register the OSN Warrants in the name of the Holder or any affiliate thereof in accordance with the terms herein. Ownership of the OSN Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by the Company.

1.1.2 Registered Holder. Prior to due presentment for registration of transfer of any OSN Warrant, the Company may deem and treat the person in whose name such OSN Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such OSN Warrant and of each OSN Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

1.2 OSN Warrants. The OSN Warrants shall be identical to the Public Warrants, except that so long as they are held by the Holder or any of its Permitted Transferees (as defined below), as applicable, the OSN Warrants: (i) may be exercised on a cashless basis pursuant to subsection 2.3.1(c) hereof; and (ii) notwithstanding anything to the contrary in this Agreement, shall not be redeemable by the Company; provided, however, the OSN Warrants and any shares of Common Stock held by the Holder, or any of its Permitted Transferees, and issued upon exercise of the OSN Warrants may be transferred by the holders thereof to any affiliate of the Holder or to any members of the Holder or any of their affiliates; provided, however, that these transferees (the “Permitted Transferees”) enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.

2. Terms and Exercise of OSN Warrants.

2.1 OSN Warrant Price. This Agreement shall entitle the Holder, subject to the provisions herein, to purchase from the Company 13,426,246 shares of Common Stock, at the price of $11.50 per share, subject to the adjustments provided in Section 3 hereof and in the last sentence of this Section 2.1. The term “Warrant Price” as used in this Agreement shall mean the price per share at which shares of Common Stock may be purchased at the time an OSN Warrant is exercised. If the Company lowers the exercise price of the Public Warrants then the Company shall immediately lower the Warrant Price in the same amount; provided that any such reduction shall be identical among all of the OSN Warrants and the Public Warrants.

2.2 Duration of OSN Warrants. An OSN Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date hereof, and terminating on the earlier to occur of: (a) the Expiration Date of the Public Warrants (as such Expiration Date is defined in the Public Warrant Agreement), (b) the liquidation of the Company, and (c) the Redemption Date (as defined below) as provided in Section 5.3 hereof (the “OSN Expiration Date”). Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 5 hereof), each outstanding OSN Warrant not exercised on or before the OSN Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the OSN Expiration Date. The Company in its sole discretion may extend the duration of the OSN Warrants by delaying the OSN Expiration Date; provided that the Company shall provide at least twenty (20) days, prior written notice of any such extension to the Holder and provided further that any such extension shall be identical in duration for all of the OSN Warrants.

2.3 Exercise of OSN Warrants.

2.3.1 Payment. Subject to the provisions of this Agreement, an OSN Warrant may be exercised by the Holder by delivering to the Company at its then principal executive offices (i) the OSN Warrants, to be exercised on the records of the Company, (ii) an election to purchase shares of Common Stock pursuant to the exercise of an OSN Warrant, as set forth on the form attached hereto as Exhibit A, properly completed and executed by the Holder and properly delivered by the Holder in accordance with the Company’s procedures, and (iii) payment in full of the Warrant Price for each full share of Common Stock as to which the OSN Warrant is exercised and any and all applicable taxes due in connection with the exercise of the OSN Warrant, the exchange of the OSN Warrant for the shares of Common Stock and the issuance of such shares of Common Stock, as follows:

(a) in lawful money of the United States, by wire transfer of immediately available funds;

(b) in the event of a redemption pursuant to Section 5 hereof in which the Company’s board of directors (the “Board”) has elected to require the Holder to exercise such OSN Warrants on a “cashless basis,” by surrendering the OSN Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the OSN Warrants, multiplied by the excess of the “Fair Market Value”, as defined in this subsection 2.3.1(b), over the Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 2.3.1(b) and Section 5.2, the “Fair Market Value” shall mean the average closing price of the Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the Holder, pursuant to Section 5 hereof;

(c) for so long as the OSN Warrants are held by the Holder or any of its Permitted Transferees, they may exercise the OSN Warrants on a cashless basis by surrendering the OSN Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the OSN Warrants, multiplied by the excess of the “Fair Market Value”, as defined in this subsection 2.3.1(c), over the Warrant Price by (y) the Fair Market Value. Solely for the purposes of this subsection 2.3.1(c), the “Fair Market Value” shall mean the average closing price of the Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the OSN Warrant is sent to the Company; or

(d) as provided in Section 6.4 hereof.

2.3.2 Issuance of Shares of Common Stock on Exercise. As soon as practicable after the exercise of any OSN Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 2.3.1(a)), the Company shall issue to the Holder a book-entry position for the number of full shares of Common Stock to which it is entitled, registered in such name or names as may be directed by it, and if such OSN Warrant shall not have been exercised in full, a new book-entry position or countersigned OSN Warrant, as applicable, for the number of shares of Common Stock as to which such OSN Warrant shall not have been exercised. If fewer than all the OSN Warrants evidenced by this Agreement are exercised, a notation shall be made to the records maintained by the Company evidencing the balance of the OSN Warrants remaining after such exercise. No OSN Warrant shall be exercisable and the Company shall not be obligated to issue shares of Common Stock upon exercise of an OSN Warrant unless the Common Stock issuable upon such OSN Warrant exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Holder. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to an OSN Warrant, the Holder shall not be entitled to exercise such OSN Warrant and such OSN Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the OSN Warrant exercise. The Company may require the Holder to settle the OSN Warrant on a “cashless basis” pursuant to Section 6.4. If, by reason of any exercise of OSN Warrants on a “cashless basis”, the Holder would be entitled, upon the exercise of such OSN Warrant, to receive a fractional interest in a share of Common Stock, the Company shall round down to the nearest whole number, the number of shares of Common Stock to be issued to the Holder.

2.3.3 Valid Issuance. All shares of Common Stock issued upon the proper exercise of an OSN Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

2.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares of Common Stock on the date on which the OSN Warrant, or book-entry position representing such OSN Warrant, was surrendered and payment of the Warrant Price was made.

3. Adjustments.

3.1 Stock Dividends.

3.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 3.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each OSN Warrant shall be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase shares of Common Stock at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Common Stock) and (ii) the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 3.1.1, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

3.1.2 Extraordinary Dividends. If the Company, at any time while the OSN Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the OSN Warrants are convertible), other than (a) as described in subsection 3.1.1 above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 3.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each OSN Warrant) does not exceed $0.50.

3.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 3.6 hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each OSN Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

3.3 Adjustments in Warrant Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the OSN Warrants is adjusted, as provided in subsection 3.1.1 or Section 3.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the OSN Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

3.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under subsections 3.1.1 or 3.1.2 or Section 3.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation (and is not a subsidiary of another entity whose stockholders did not own all or substantially all of the Common Stock of the Company in substantially the same proportions immediately before such transaction) and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the OSN Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Holder would have received if such holder had exercised its OSN Warrant(s) immediately prior to such event (the “Alternative Issuance”), provided, however, that (i) if the holders of the Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each OSN Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Common Stock under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the Holder shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which the Holder would actually have been entitled as a stockholder if it had exercised the OSN Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 3; provided further that if less than 70% of the consideration receivable by the holders of the Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the- counter market, or is to be so listed for trading or quoted immediately following such event, and if the Holder properly exercises the OSN Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Form 6-K filed with the Securities and Exchange Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference (but in no event less than zero) of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of an OSN Warrant immediately prior to the consummation of the applicable event based on the Black- Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”).

For purposes of calculating such amount, (1) Section 5 of this Agreement shall be taken into account, (2) the price of each share of Common Stock shall be the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the OSN Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Common Stock consists exclusively of cash, the amount of such cash per share of Common Stock, and (ii) in all other cases, the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in shares of Common Stock covered by subsection 3.1.1, then such adjustment shall be made pursuant to subsection 3.1.1 or Sections 3.2 and 3.3 and this Section 3.4. The provisions of this Section 3.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the OSN Warrant.

3.5 Notices of Changes in OSN Warrant. Upon every adjustment of the Warrant Price or the number of shares of Common Stock issuable upon exercise of an OSN Warrant, the Company shall give written notice thereof to the Holder, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of an OSN Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Section 3.1, 3.2 3.3, or 3.4, the Company shall give written notice of the occurrence of such event to the Holder, at the last address set forth for it in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

3.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares of Common Stock upon the exercise of OSN Warrants. If, by reason of any adjustment made pursuant to this Section 3, the Holder would be entitled, upon the exercise of such OSN Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Holder.

3.7 Form of OSN Warrant. The OSN Warrant need not be changed because of any adjustment pursuant to this Section 3, and OSN Warrants issued after such adjustment may state the same Warrant Price and the same number of shares of Common Stock as is stated in the OSN Warrants initially issued; provided, however, that the Company may at any time in its sole discretion make any change in the OSN Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any OSN Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding OSN Warrant or otherwise, may be in the form as so changed.

3.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 3 are strictly applicable, but which would require an adjustment to the terms of the OSN Warrants in order to (i) avoid an adverse impact on the OSN Warrants and (ii) effectuate the intent and purpose of this Section 3, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the OSN Warrants is necessary to effectuate the intent and purpose of this Section 3 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the OSN Warrants in a manner that is consistent with any adjustment recommended in such opinion.

4. Transfer and Exchange of Warrants.

4.1 Transfer of Warrants. Subject to the transfer conditions herein, this OSN Warrant and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this OSN Warrant to the Company at its then principal executive offices with a properly completed and duly executed assignment agreement in a form satisfactory to the Company, acting reasonably, together with funds sufficient to pay any transfer taxes in connection with the making of such transfer. Upon such compliance, surrender, and delivery and, if required, such payment, the Company shall execute and deliver a new OSN Warrant or OSN Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new OSN Warrant evidencing the portion of this OSN Warrant, if any, not so assigned and this OSN Warrant shall promptly be cancelled.

4.2 Fractional OSN Warrants. The Company shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a book-entry position for a fraction of a warrant.

4.3 Service Charges. No service charge shall be made for any exchange or registration of transfer of OSN Warrants.

5. Redemption.

5.1 Redemption of OSN Warrants for Cash. All, but not less than all, of the outstanding OSN Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, upon notice to the Holder, as described in Section 5.2 below, at the price of $0.01 per OSN Warrant (the “Redemption Price”), provided that the reported closing price of the Common Stock has been at least $18.00 per share (subject to adjustment in compliance with Section 3 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date on which notice of the redemption is given; provided further that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the OSN Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 5.2 below) or the Company has elected to require the exercise of the OSN Warrants on a “cashless basis” pursuant to subsection 2.3.1 and such cashless exercise is exempt from registration under the Securities Act.

5.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the OSN Warrants pursuant to Section 5.1, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (such period, the “Redemption Period”) to the Holder at its last address as it shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder received such notice.

5.3 Exercise After Notice of Redemption. The OSN Warrants may be exercised, for cash (or on a “cashless basis” in accordance with Section 2.3.1 of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 5.2 hereof and prior to the Redemption Date. In the event that the Company determines to require the Holder to exercise its OSN Warrants on a “cashless basis” pursuant to Section 2.3.1, the notice of redemption shall contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the OSN Warrants, including the “Fair Market Value” (as such term is defined in Section 2.3.1 hereof, as applicable) in such case. On and after the Redemption Date, the record holder of the OSN Warrants shall have no further rights except to receive, upon surrender of the OSN Warrants, the Redemption Price.

6. Other Provisions Relating to Rights of Holder.

6.1 No Rights as Stockholder. An OSN Warrant does not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

6.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any OSN Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as it may in its discretion impose (which shall, in the case of a mutilated OSN Warrant, include the surrender thereof), issue a new OSN Warrant of like denomination, tenor, and date as the OSN Warrant so lost, stolen, mutilated, or destroyed. Any such new OSN Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed OSN Warrant shall be at any time enforceable by anyone.

6.3 Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that shall be sufficient to permit the exercise in full of all outstanding OSN Warrants issued pursuant to this Agreement.

6.4 Registration of Common Stock; Cashless Exercise at Company’s Option.

6.4.1 Registration of the Common Stock. The Holder shall have the right, during any period when the Company shall fail to have maintained an effective registration statement covering the shares of Common Stock issuable upon exercise of the OSN Warrants, to exercise such OSN Warrants on a “cashless basis,” by exchanging the OSN Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the OSN Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) over the Warrant Price by (y) the Fair Market Value. Solely for purposes of this subsection 6.4.1, “Fair Market Value” shall mean the average closing price of the Common Stock for the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Company from the Holder. The date that notice of cashless exercise is received by the Company shall be conclusively determined by the Company. In connection with the “cashless exercise” of an OSN Warrant, the Holder shall, upon request, provide the Company with an opinion of counsel for the Holder (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the OSN Warrants on a cashless basis in accordance with this subsection 6.4.1 is not required to be registered under the Securities Act and (ii) the shares of Common Stock issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend.

6.4.2 Cashless Exercise at Company’s Option. If the Common Stock is at the time of any exercise of an OSN Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, require the Holder to exercise such OSN Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described in subsection 6.4.1 and (i) in the event the Company so elects, the Company shall not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Common Stock issuable upon exercise of the OSN Warrants, notwithstanding anything in this Agreement to the contrary or (ii) if the Company does not so elect, the Company agrees to use its best efforts to register or qualify for sale the Common Stock issuable upon exercise of the OSN Warrants under the blue sky laws of the state of residence of the exercising Holder to the extent an exemption is not available.

6.5 Authorized Common Stock. The Company shall at all time have authorized and reserved, free from preemptive rights, a sufficient number of shares of Common Stock issuable upon conversion of the OSN Warrants to permit such conversion or otherwise is sufficient to satisfy its obligations under the this Agreement.

7. Miscellaneous Provisions.

7.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of their respective successors and assigns.

7.2 Notices. All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand, (b) when received by the addressee if sent by an internationally recognized courier (receipt requested), or (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.2):

a)	If to the Company, to:

Anghami Inc.

122-16th Floor, Al-Khatem Tower

WeWork Hub71 Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi

United Arab Emirates Attention: Elias Habib

E-mail: elie@anghami.com and legal@anghami.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Attention: Blake Redwine, Esq. and Ayse Yüksel Mahfoud, Esq.

E-mail: blake.redwine@nortonrosefulbright.com; ayse.yuksel@nortonrosefulbright.com

b)	If to Holder, to:

OSN Streaming Limited

OSN Building, Dubai Media City

Dubai UAE

Attention: General Counsel

E-mail: legal@osn.com

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attention: Paul K. Humphreys, Esq.

E-mail: Paul.Humphreys@freshfields.com

7.3 Applicable Law. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

7.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the OSN Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the OSN Warrants.

7.5 Examination of the Warrant. A copy of this Agreement shall be available at all reasonable times at the office of the Company, for inspection by the Holder.

7.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.7 Effect of Headings; Interpretation. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof. In this Agreement, unless expressly provided otherwise, (a) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined, (b) all references herein to Articles, Sections, Subsections, Exhibits, Schedules and Annexes shall be construed to refer to Articles, Sections, Subsections of, Exhibits and Schedules and Annexes to, this Agreement, and (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof.

7.8 Amendments. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the Company and the Holder.

7.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

HOLDER:

OSN STREAMING LIMITED

By:	/s/ Fiona Robertson
	Name:	Fiona Robertson
	Title	Authorised Signatory

By:	Joseph El Kawkab ani
	Name:	Joseph El Kawkabani
	Title:	Authorised Signatory

COMPANY:

ANGHAMI INC.

By:	Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

[Signature Page to Warrant]

EXHIBIT A

Form of Election to Purchase

(To Be Executed Upon Exercise of OSN Warrant)

The undersigned hereby irrevocably elects to exercise the right to receive _____ shares of Common Stock and herewith tenders payment for such shares of Common Stock to the order of Anghami Inc. (the “Company”) in the amount of $_____________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of _____________, whose address is and that such shares of Common Stock be delivered to ______________ whose address is _______________. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new OSN Warrant representing the remaining balance of such shares of Common Stock be registered in the name of ___________________, whose address is _______________ and that such OSN Warrant be delivered to _______________, whose address is _______________.

In the event that the OSN Warrant has been called for redemption by the Company pursuant to Section 5.1 of the Agreement and the Company has required cashless exercise pursuant to Section 5.3 of the Agreement, the number of shares of Common Stock that the OSN Warrant is exercisable for shall be determined in accordance with Section 2.3.1(b) and Section 6.4.1 of the Agreement.

In the event that the OSN Warrant is to be exercised on a “cashless” basis pursuant to Section 2.3.1 or Section 6.4 of the Agreement, the number of shares of Common Stock that this OSN Warrant is exercisable for shall be determined in accordance with the terms of Section 2.3.1 or Section 6.4, as applicable, of the Agreement.

In the event that the OSN Warrant may be exercised, to the extent allowed by the OSN Warrant, through cashless exercise (i) the number of shares of Common Stock that this OSN Warrant is exercisable for would be determined in accordance with the relevant section of the OSN Warrant which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this OSN Warrant, through the cashless exercise provisions of the OSN Warrant, to receive shares of Common Stock. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new OSN Warrant representing the remaining balance of such shares of Common Stock be registered in the name of ________________, whose address is________________ and that such OSN Warrant be delivered to ________________, whose address is ________________.

Capitalized terms used but not defined herein shall have the respective meanings given to such terms in the warrant, dated as of April 1, 2024, by and between Anghami Inc. and OSN Streaming Limited (the “Agreement”).

Date: ____________, 20___
Signature

(Address)